Exhibit 99.1

N   E   W   S      R   E   L   E   A   S   E

Siyata Mobile Signs Distribution Agreement with GetWireless

Vancouver, BC – October 23, 2023 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that it has entered into a distribution agreement for its SD7 handsets and accessories with GetWireless LLC (“GetWireless”), a leading, value-added distributor of cellular solutions that connect the Internet of Things (IoT).

GetWireless has decades of experience working exclusively with channel partners in the IoT, mobility, in-building connectivity, fleet tracking and other wireless markets. It engages strategically with its partners to provide programs that fit numerous business models and facilitates top reseller programs.

Marc Seelenfreund, CEO of Siyata, said, “This distribution agreement expands access to our SD7 handsets and accessories in the U.S. through GetWireless’ robust partner programs. GetWireless supports a large number of value-added resellers, integrators and carriers who can now offer our SD7 handsets and accessories. We are pleased to add GetWireless to our growing list of channel partners as we continue to make great strides towards expanding distribution and growing sales.”

About GetWireless

Established in 2001 and based in Minneapolis, GetWireless is a leading Value-Added Distributor of cellular solutions that connect the Internet of Things. By supporting a strong portfolio of embedded modules, end-device modems, intelligent gateways, and cellular boosters, GetWireless is able to supply the most advantageous cellular solution for each new IoT application.

https://www.getwirelessllc.com/

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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